Resignation of Outside Director

As of July 1, 2011, Mr. Byung-Gee Kim has resigned from his post as an Outside Director and his membership in the Audit Committee after having been newly appointed as the president of another company. Until the next meeting of the Board of Directors in February 2012, at which time an Outside Director shall be appointed to replace the vacancy, the Audit Committee shall be comprised of the two existing Outside Directors, Messrs. Chang-Hee Lee (committee chair) and Sang-Kil Park.